FORM 5
              U.S. SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, d.C. 20549
        ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1. Name and Address of Reporting Person 4. Statement for Month/Year
     Capps, Thos. E.                         December 1995
     Riverfront Plaza-West
     901 E. Byrd Street, 17th Floor     5. If Amendment, Date of Original
     Richmond, Virginia 23219          (Month/Year)

2. Issuer and Ticker or Trading Symbol  6. Relationship of Reporting Person
     Dominion Resources, Inc. (D)          to Issuer
                                        Chairman of the Board, President
                                        & Chief Executive Officer
3. IRS or Social Security Number of
   Reporting Person (Voluntary)
     ###-##-####

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Security                    Common Stock
2.   Transaction Date                     (01)
3.   Transaction Code                     R
4.   Securities Acquired (A) or
       Disposed of (D)
     Amount                               2,601.724
     (A) or (D)                           A
     Price                                (01)
5.   Amount of Securities Beneficially
       Owned at End of Issuer's Fiscal Year    51,643.497
6.   Ownership Form:
     Direct (D) or Indirect (I)           D
7.   Nature of Indirect Beneficial Ownership


1.   Title of Security                    Common Stock
2.   Transaction Date                     (02)
3.   Transaction Code                     J (02)
4.   Securities Acquired (A) or
       Disposed of (D)
     Amount                               1,720.9035
     (A) or (D)                           A
     Price                                (02)
5.   Amount of Securities Beneficially
       Owned at End of Issuer's Fiscal Year    11,582
6.   Ownership Form:
     Direct (D) or Indirect (I)           I
7.   Nature of Indirect Beneficial Ownership   By Trustee of Employee Savings
                                               Plan


1.   Title of Security                    Common Stock
2.   Transaction Date                     (01)
3.   Transaction Code                     R
4.   Securities Acquired (A) or
       Disposed of (D)
     Amount                               42.884
     (A) or (D)                           A
     Price                                (01)
5.   Amount of Securities Beneficially
       Owned at End of Issuer's Fiscal Year    473.119
6.   Ownership Form:
     Direct (D) or Indirect (I)           I (03)
7.   Nature of Indirect Beneficial Ownership   By Daughter


FORM 5

1.   Title of Security                    Common Stock
2.   Transaction Date                     (01)
3.   Transaction Code                     R
4.   Securities Acquired (A) or
       Disposed of (D)
     Amount                               42.884
     (A) or (D)                           A
     Price                                (01)
5.   Amount of Securities Beneficially
       Owned at End of Issuer's Fiscal Year    437.119
6.   Ownership Form:
     Direct (D) or Indirect (I)           I (03)
7.   Nature of Indirect Beneficial Ownership   By Daughter

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Derivative Security         __________________
2.   Conversion or Exercise Price of
      Derivative Security                 __________________
3.   Transaction Date                     __________________
4.   Transaction Code                     __________________
5.   Number of Derivative Securities Acquired (A)
      or Disposed of (D)                  __________________
6.   Date Exercisable                     __________________
     Expiration Date                      __________________
7.   Title and Amont of Underlying Securities
     Title                                __________________
     Amount or Number of Shares           __________________
8.   Price of Derivative Security         __________________
9.   Number of Derivative Securities
      Beneficially Owned at End of Year   __________________
10.  Ownership of Derivative Security:
     Direct (D) or Indirect (I)           __________________
11.  Nature of Indirect Beneficial Ownership   __________________


Explanation of Responses:
(01) Acquired through the normal reinvestment feature of the Dominion Resources, Inc. Automatic Dividend Reinvestment and Stock Purchase Plan during 1995 at prices ranging from $36.00 to $41.25 per share.

(02) Shares acquired by the Dominion Resources, Inc. Employee Savings Plan (a Rule 16b-3 Plan) between January 1 and December 31, 1995, at prices ranging from $35.56 to $41.25 per share in transactions exempt under old rule 16b-3.

(03) Mr. Capps disclaims beneficial ownership of these shares.

Thos. E. Capps
2-13-96